Exhibit (d)(3)

May 4, 2016

STRICTLY CONFIDENTIAL

LDR Holding Corporation

13785 Research Boulevard

Suite 200

Austin, TX 78750

Subject: Exclusivity Agreement

Ladies and Gentlemen:

1.	We have been advised of LDR Holding Corporation’s (“LDR”) desire to continue discussions with Zimmer Biomet Holdings, Inc. (“Zimmer Biomet”) with respect to a possible acquisition of LDR by Zimmer Biomet (the “Proposed Transaction”). The purpose of this letter agreement is to set forth our mutual understanding with respect to certain matters relating to our negotiations regarding the Proposed Transaction, including an exclusivity period.

2.	Zimmer Biomet expects that, during the Exclusivity Period (as defined below), the parties will work expeditiously to finalize the transaction documents and obtain requisite board of directors’ approvals for the Proposed Transaction.

3.

In order to induce Zimmer Biomet to undertake the efforts necessary to continue investigating and negotiating the terms and conditions of the Proposed Transaction and to incur additional costs and expenses associated therewith, by executing this letter agreement and delivering it to Zimmer Biomet, LDR hereby agrees that, for the period beginning on the date hereof and continuing until the earlier of (A) the execution of a definitive agreement with respect to the Proposed Transaction, (B) LDR’s receipt from Zimmer Biomet of a written statement that it is no longer interested in proceeding with the Proposed Transaction on the terms set forth on Exhibit A, (C) Zimmer Biomet’s failure to confirm in writing to LDR within two (2) business days of LDR’s request for confirmation that Zimmer Biomet is willing to proceed with negotiations regarding a Proposed Transaction on the terms set forth on Exhibit A, (D) the material breach by Zimmer Biomet of this letter agreement or the confidentiality agreement, dated March 21, 2016, by and between the parties (the “Confidentiality Agreement”), (E) LDR’s termination of this letter agreement in accordance with Section 5, or (F) 11:59 p.m., Eastern time, on the date that is thirty (30) days after the date hereof (such period, the “Exclusivity Period”), LDR shall

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negotiate exclusively with Zimmer Biomet and shall not, and shall cause its affiliates and each of its and their respective directors, officers and employees not to, and shall instruct its and their respective financial advisors, counsel and other representatives (collectively, “Representatives”) not to, directly or indirectly, (x) except with respect to Zimmer Biomet or its Representatives, initiate, solicit, encourage, discuss, negotiate or accept any inquiries, proposals or offers (whether publicly or otherwise and whether or not subject to conditions) with respect to (i) the acquisition, in a single transaction or a series of related transactions, of 15% or more of the outstanding shares of capital stock or any other voting securities of LDR, (ii) an acquisition, in a single transaction or a series of related transactions, of any of the assets or properties of LDR that would result in any person acquiring 15% or more of the fair market value of the assets or properties of LDR and any of its subsidiaries, taken as a whole (including capital stock of subsidiaries of LDR), (iii) the merger, consolidation or combination of LDR or any of its subsidiaries, pursuant to which any person would own 15% or more of the consolidated assets, net revenues or net income of LDR and its subsidiaries, taken as a whole, or (iv) the recapitalization, restructuring, reorganization, liquidation, or dissolution with respect to LDR (each of the foregoing in clauses (i) through (iv), an “Alternative Transaction”); (y) provide information relating to LDR or any affiliate thereof in connection with an Alternative Transaction; or (z) enter into any contract, agreement, arrangement or understanding concerning or relating to an Alternative Transaction, in each case with a party other than Zimmer Biomet or its Representatives. LDR shall, and shall cause its Representatives to, immediately terminate any and all discussions or negotiations with any third party with respect to, or that could reasonably be expected to lead to an Alternative Transaction. During the Exclusivity Period, (1) in the event that Zimmer Biomet makes a determination that it is no longer interested in proceeding with the Proposed Transaction on the terms set forth on Exhibit A, then Zimmer Biomet shall promptly (and in any event within twenty-four hours) communicate this determination to LDR in writing, and/or (2) upon LDR’s written request, Zimmer Biomet shall, within two (2) business days, confirm to LDR in writing whether or not Zimmer Biomet is willing to proceed with negotiations regarding a Proposed Transaction on the terms set forth on Exhibit A.

4.

During the Exclusivity Period, if LDR receives a bona fide written indication of interest relating to an Alternative Transaction (i) made after the date hereof, (ii) that did not result from a breach of this letter agreement and (iii) which LDR’s Board of Directors (the “Board”) determines in good faith after consultation with outside counsel and its financial advisor, constitutes an Alternative Transaction that is reasonably likely to provide greater economic value to LDR’s stockholders than the Proposed Transaction (a “Superior Proposal”), LDR shall notify Zimmer Biomet in

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writing promptly following such Board determination. For purposes of a “Superior Proposal,” the term “Alternative Transaction” shall have the meaning assigned to such term in Section 3 above, except that references to “15%” in such definition shall be deemed to be references to “50%.” Notwithstanding the provisions set forth in Sections 2 and 3 above, if at any time prior to entering into a definitive agreement with Zimmer Biomet or an affiliate thereof with respect to the Proposed Transaction, LDR may (A) furnish information with respect to LDR and LDR’s subsidiaries to the person making such Superior Proposal (and its Representatives) and (B) participate in discussions or negotiations with, the person making such Superior Proposal (and its Representatives) regarding such Superior Proposal if (prior to furnishing such information to, or entering into such discussions or negotiations with, such person) LDR receives from such person an executed confidentiality agreement no less favorable to LDR in any material respect (i.e., no less restrictive with respect to the conduct of such person) than the Confidentiality Agreement and, concurrently with its delivery to such person, LDR delivers to Zimmer Biomet all such information not previously provided or made available to Zimmer Biomet. LDR shall keep Zimmer Biomet reasonably informed as to the status of discussions or negotiations relating to such Superior Proposal. Notwithstanding the above, LDR will notify Zimmer Biomet within two (2) business days following the receipt of any inquiry, proposal or offer by any person to acquire, in a single transaction or a series of related transactions, beneficial ownership of greater than 5% of the outstanding shares of capital stock or any other voting securities of LDR (other than any acquisitions pursuant to LDR’s equity incentive plans or employee stock purchase plan in the ordinary course of business) or greater than 5% of LDR’s businesses by revenue or assets by value, or the receipt of any request for information relating to LDR and/or its subsidiaries or businesses that is reasonably likely to lead to, any such transaction, including the identity of the person making such inquiry, proposal, offer or request and a written description of the material terms and conditions thereof.

5.	If the Board determines that it has received a Superior Proposal, LDR shall provide Zimmer Biomet within twenty-four hours of this determination the identity of the person making such Superior Proposal and a written description of the material terms and conditions proposed in the Superior Proposal. Zimmer Biomet shall then have a period of three (3) business days to propose a revised proposal (the “Revised Proposal”). Only in the event the Superior Proposal is determined by the Board to be superior to the Revised Proposal may LDR terminate this letter agreement.

6.	Throughout the Exclusivity Period, LDR shall give Zimmer Biomet and its Representatives reasonable access to LDR and LDR’s personnel, properties, contracts, books and records and all other documents and data, subject to the terms of the Confidentiality Agreement.

May 4, 2016

7.	Except as required by applicable law, regulation or the rules of the New York Stock Exchange, NASDAQ or any other applicable stock exchange, during the Exclusivity Period, the parties will not make any public announcement or disclosure of this letter agreement or with respect to the Proposed Transaction, including the fact that discussions or negotiations are taking place between the parties, without the prior written approval of Zimmer Biomet (in the case of any such announcement or disclosure by LDR) or of LDR (in the case of any such announcement or disclosure by Zimmer Biomet) as to the time of issuance, extent of distribution, and form and substance of such announcement or disclosure. During the Exclusivity Period, in the event that a party determines that it is required by applicable law, regulation or the rules of the New York Stock Exchange, NASDAQ, or any other applicable stock exchange to make any public announcement or disclosure of this letter agreement or any of its terms (including the identity of any person mentioned herein), or with respect to the Proposed Transaction (including the fact that such discussions or negotiations are taking place between the parties), such party will, to the extent not prohibited from doing so prior to such disclosure, consult with the other party first on the proposed timing and contents of the disclosure and not disclose the other party’s identity or that of any person mentioned herein unless so required.

8.	Each party will be responsible for payment of its own legal, accounting, investment banking and other expenses incurred in connection with the negotiations and transactions contemplated herein.

9.	Each party agrees that irreparable injury may result to a party or any of its affiliates if any other party (or any of its Representatives) breaches any of the terms herein, and that money damages would not be a sufficient remedy for any such breach. Each party therefore agrees that if it (or any of its Representatives) commits any such breach, then any other party will be entitled, in addition to all other remedies and relief available under applicable law, to an injunction or order of specific enforcement, without any requirement for the security or posting of any bond in connection with the foregoing.

10.

Nothing herein obligates any party to continue any discussions or negotiations or enter into any definitive agreement with the other party. Except as expressly set forth herein or as set forth in the Confidentiality Agreement, unless and until a final definitive agreement between the parties regarding the Proposed Transaction has been executed and delivered (or except as expressly provided in any binding written

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agreement that the parties may enter into in the future), (a) no party will be under any legal obligation of any kind regarding the Proposed Transaction by virtue of this letter agreement (including any obligation to negotiate in good faith), and (b) no past or future action, course of conduct or failure to act regarding the Proposed Transaction, or relating to the negotiation of the terms of the Proposed Transaction or a definitive agreement between the parties regarding the Proposed Transaction, will give rise to or serve as a basis for any obligation or other liability on the part of any party. Each party acknowledges that it has been advised by the other party that such other Party has not made any determination to enter into the Proposed Transaction.

11.	This letter agreement may be executed in counterparts, each of which will be deemed an original, and all of which will constitute the same agreement. Delivery of an executed counterpart of this letter agreement by facsimile or electronic transmission shall be effective to the fullest extent permitted by applicable law.

12.	Any binding commitment of Zimmer Biomet to consummate the Proposed Transaction would be created only by a definitive agreement between the parties. This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws. Upon the expiration of the Exclusivity Period, this letter agreement shall automatically terminate.

May 4, 2016

If you are in agreement with the terms of this letter agreement and desire to proceed with negotiations on that basis, please sign this letter agreement in the space provided below and return an executed copy to Zimmer Biomet.

Sincerely,

ZIMMER BIOMET HOLDINGS, INC.

By:	/s/ Daniel P. Florin
Name: Daniel P. Florin
Title: CFO

Accepted and agreed to as of May 4, 2016:

LDR HOLDING CORPORATION

By:	/s/ Christophe Lavigne
Name: Christophe Lavigne
Title: CEO

EXHIBIT A

Certain Material Terms of the Proposed Definitive Transaction Agreement

The following are indicative terms that the parties expect to be reflected in any definitive agreement with respect to the Proposed Transaction (with any binding commitment between the parties, other than the Confidentiality Agreement and this letter agreement, being created solely upon execution of a definitive agreement between the parties), subject to such changes to and modifications of such terms as may be negotiated (and mutually agreed) by the parties:

•	$37.00 per share purchase price

•	Two-step merger transaction structure

•	Termination fee of 3% of equity value

•	No-shop covenant with fiduciary out

•	Three business day matching right

•	LDR’s board of directors will have a right to change its recommendation to stockholders regarding the transaction if there is an “Intervening Event”

•	LDR will have full specific performance as a remedy against Zimmer Biomet